UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-07349

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

BALL CORPORATION

401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

BALL CORPORATION

9200 W. 108th Circle

Westminster, Colorado, 80021-2510

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Report of Independent Registered Public Accounting Firm

To the Global Pension & Benefits Committee

Ball Corporation 401(k) and Employee Stock Ownership Plan

Westminster, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ball Corporation 401(k) and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2021.

Denver, CO

June 15, 2026

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2025	2024

Assets:
Investments, at fair value	$2,234,426,721	$2,294,293,957
Total investments	2,234,426,721	2,294,293,957

Receivables:
Employer contributions	7,075,327	5,397,375
Notes receivable from participants	17,882,669	19,841,103
Total receivables	24,957,996	25,238,478
Net assets available for benefits	$2,259,384,717	$2,319,532,435

See accompanying Notes to Financial Statements

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2025	2024
Additions:
Investment income:
Dividends and interest	$14,628,219	$17,358,434
Net appreciation in fair value of investments	268,845,791	255,599,203
Total net investment income	283,474,010	272,957,637

Interest income on notes receivable from participants	1,575,540	1,659,334

Contributions:
Participant	39,865,703	50,203,148
Employer	22,487,070	27,986,683
Rollovers	7,530,554	11,266,465
Total contributions	69,883,327	89,456,296
Total additions	354,932,877	364,073,267

Deductions:
Distributions to participants and loans deemed distributed	413,884,743	849,904,874
Administrative expenses	1,195,852	1,185,480
Total deductions	415,080,595	851,090,354

Net (decrease) in net assets	(60,147,718)	(487,017,087)

Net assets available for benefits:
Beginning of the year	2,319,532,435	2,806,549,522
End of the year	$2,259,384,717	$2,319,532,435

See accompanying Notes to Financial Statements

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2025 and 2024

Note 1–Description of the Plan

The following is a brief description of the Ball Corporation 401(k) and Employee Stock Ownership Plan (the “Plan”). Participants should refer to the Plan Document or the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan established on September 1, 1983. Ball Corporation (the “Company”) is the Plan’s Sponsor and the Plan is administered by the Global Pension and Benefits Committee (“GPBC”). The Plan was most recently amended and restated effective January 1, 2015.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On December 29, 2022, the Setting Every Community Up for Retirement Enhancement (“SECURE”) 2.0 Act was signed into law.

Effective January 1, 2024, the SECURE Act 2.0 updated certain rules related to required minimum distributions (“RMDs”), special distribution provisions (related to emergency and domestic abuse victims), Roth accounts, surviving spouse treatment, Roth catch-up contributions, matching contributions for student loan repayments, mandatory distribution limits for terminated employee account balances, employer-offered emergency savings accounts and plan corrections for elective deferrals. All of the required provisions have been implemented as of the date the financial statements were available to be issued.

Effective January 1, 2024, the Administrative Services Agreement (“ASA”) between the Company and Voya Institutional Plan Services, LLC. was amended to address the collection and handling of float earnings. The float earnings are calculated based on the Plan’s monthly average check balance from the date a distribution check is issued until the date the check is presented for payment, and the rate of float is determined generally at the money market interest rate. Under the Amended ASA, Voya Institutional Plan Services, LLC. is required to deposit the float earnings attributable to the Plan into its designated recordkeeping expense account within the Plan’s trust. The amendment became effective as of January 1, 2024, and was formally executed in December 2025. The float earnings will be available to pay qualified ERISA expenses and/or be allocated to Participant accounts. The float earnings for 2024 and 2025 were assessed and determined to be immaterial.

Effective January 1, 2025, the SECURE Act 2.0 allows certain rules related to catch-up contributions for those aged 60 to 63 (“super catch-ups”). The Plan has evaluated the impact of the provision and implemented it effective January 1, 2026. The updates will be reflected in an amendment to the Plan in 2026, in compliance with SECURE Act 2.0.

Effective February 15, 2024, the Plan was amended for matters related to the sale of Ball Aerospace & Technologies Corp. to BAE Systems, Inc., including an update to the true-up, Performance Sharing Match and Non-Elective Company Contribution (“NECC”) provisions for the related participants. In accordance with the Plan documents, former Ball Aerospace & Technologies Corp. participants have the option to rollover or distribute their 401(k) Plan assets. Additional detail can be found in the Company Contributions section below.

On February 5, 2025, the Company acquired Florida Can Manufacturing, LLC (“Florida Can”). The acquisition will accelerate the continued development and growth of the Aluminum Beverage business. Impacts to the Plan were assessed and determined to be immaterial.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2025 and 2024

On March 21, 2025, the Company formed a strategic partnership with Ayna.AI, named Oasis Venture Holdings, LLC (“Oasis”). The strategic venture will accelerate the continued development and growth of the Aluminum Cups business. Effective March 21, 2025, the Plan was amended to include special provisions related to this transaction. Members who were employed by Ball and transitioned to Oasis as of March 21, 2025 were not required to be employed on the last day of the Plan Year ending December 31, 2025 in order to receive the true-up contribution and the NECC for plan year 2025. In addition, all employer contributions for plan year 2025 were pro-rated through March 21, 2025 for such employees. Impacts to the Plan were assessed and determined to be immaterial.

Trustee and Recordkeeper of the Plan

The trustee and recordkeeper of the Plan is Voya Institutional Trust Company (the “Trustee” or “Voya”). The Trustee holds all assets of the Plan in accordance with provisions of the agreement with the Company.

Eligibility

All U.S. salaried and hourly employees of the Company, who are over 18 years of age and are in participating subsidiaries, are eligible to participate in the Plan. Employees who are considered temporary or seasonal become eligible upon completion of 1,000 hours of service in a computation period, as defined by the Plan Document. Beginning January 1, 2025, there is no service hour requirement. Eligibility to participate in the Plan begins with the first day of employment. An eligible employee who does not make an election about his or her participation in the Plan is automatically enrolled 30 days after his or her eligibility date.

Employee Contributions

The Plan allows eligible participants to contribute a portion of their eligible pay to the Plan on a pre-tax basis and post-tax basis (“Roth”), within limits defined by the Plan. Such limits vary among certain employee classifications. Participants who have attained age 50 before the end of the Plan Year are eligible to make catch-up contributions, subject to annual Internal Revenue Code (“IRC”) limitations. In all cases, the maximum contribution for a participant may not exceed the annual maximum limits established under IRC Section 402(g). All income earned from invested contributions accumulates on a tax deferred basis until withdrawal, unless contributions are made post-tax, via Roth feature, in which case withdrawals are tax-free.

The Plan provides for the automatic enrollment at a specified percentage of pre-tax deferral of eligible pay (as defined for each group in the Plan Document) for newly hired employees, unless the employee affirmatively elects not to make a pre-tax contribution or elects to make contributions of a different amount or via the Plan’s Roth feature. The Plan also provides an automatic one- step increase. Employees may opt-out of the automatic increases at any time.

Participants may change the level or type (e.g. pre-tax or Roth) of their contributions or suspend   their contributions entirely at any time. The Plan also permits rollover contributions, which represent funds that participants transfer into the Plan from previous qualified plans.

Company Contributions

The Company generally makes a matching contribution each pay period that is based on the percentage of eligible pay that the participant contributes. The Company matching contribution and the ratio of the Company matching contribution to the participant contribution differs depending on the employee group in which the participant belongs. The maximum percentage of eligible pay which the Company will match is 6 percent. The Plan includes matching provisions in accordance with the provisions of the applicable union contracts.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2025 and 2024

The Company makes a 5 percent NECC to members’ accounts based on the member’s 401(k) eligible earnings, which is paid each year after December 31. This program is applicable for salaried and non-union hourly employees hired on or after January 1, 2022. The NECC is invested in accordance with participant elections, except that the contributions cannot initially be invested to the Ball Corporation Common Stock Fund. The Company will only fund the NECC on behalf of the employees who are employed on the last day of the calendar year.

Effective February 15, 2024, the Plan was amended to include special provisions related to the sale of Ball Aerospace and Technologies Corp. (“BATC”). Members employed by BATC as of February 15, 2024 (the “Closing Date”) were not required to be employed on the last day of the Plan Year ending December 31, 2024 in order to receive the true-up contribution, the Performance Sharing Matching Contribution, and the NECC for plan year 2024. In addition, all employer contributions for plan year 2024 were pro-rated through the Closing Date for such employees.

The NECC was $6,536,130 in 2025. The NECC was $5,623,526 in 2024 including $753,802 pro-rated amount for BATC employees. The 2025 and 2024 contributions were funded in 2026 and 2025, respectively, except the BATC pro-rated amount that was funded in 2024.

Employees of BATC who were not participants in the Ball Corporation Economic Value Added Incentive Compensation Plan could receive an additional match under the Plan. This provision allowed for a match of up to a maximum of 2.0 percent of the eligible earnings that such eligible BATC Employee deferred; multiplied by the BATC Economic Value Added performance factor, between 0 and 1 (inclusive), in accordance with conditions of the BATC Performance Sharing Match Program; multiplied by a factor of 1.25. The additional match was invested in accordance with participant elections. BATC employees who were employed as of the Closing Date earned pro-rated match through the Closing Date based on the Economic Value Added performance factor achieved of 1.0 in 2024. The Company contributions of this type were $2,130,034 in 2024. There were no contributions of this type in 2025.

The Company makes additional contributions for some employee groups. Generally, these contributions are made each pay period and are based on the eligible hours worked by the employee during the pay period. Additional contributions are invested in accordance with participant elections subject to the restrictions noted in the Company Stock paragraph below. The Company contributions of this type were $905,971 in 2025 and $977,940 in 2024.

Vesting

Participants are fully vested in their own contributions and related earnings, any Company matching contributions and certain additional Company contributions, including related earnings. Vesting in the NECC is based on completed years of service. A participant becomes 100 percent vested in the NECC after three completed years of service.

Forfeitures

The forfeitures balance was $58,660 and $31,521 at December 31, 2025 and 2024, respectively. Forfeitures, if any, are used to pay plan expenses or reduce employer contributions. During 2025, $550,024 was used for employer contributions and $0 was used for expenses. During 2024, $895,681 was used for employer contributions and $0 was used for expenses. The balance of uncashed checks was $328,607 and $315,266 at December 31, 2025 and 2024, respectively.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2025 and 2024

Distribution of Benefits

Distributions to employees are normally made upon termination of employment and upon submission of a request. Distribution methods available are lump sum, installments, and partial distributions. A request for distribution may be directed to the recordkeeper via written request, voice response system, internet site, or directly with the recordkeeper in accordance with Plan provisions. Effective January 1, 2024, upon termination, if a participant’s vested account balance is $7,000 or less, it cannot be left in the Plan. If the balance is $1,000 or less, the balance will be distributed in a lump sum payment. If the balance is more than $1,000 but less than or equal to $7,000, the amount will be transferred to an individual retirement account, unless a distribution is requested.

At any time, a participant with an approved immediate and critical financial need may request a hardship withdrawal in an amount no greater than is necessary to satisfy such financial hardship.

Notes Receivable from Participants

Generally, loans bear interest at 1.0 percent above the Prime Rate (as published by Thomson Reuters News Agency) or the going rate for similar loans and are limited to the lesser of $50,000, reduced by the highest outstanding loan balance in the prior 12 month period, or 50 percent of a participant’s eligible account balance. Loans are distributed by lump sum, are paid back through installments, and are for a maximum of 5 years, unless used for the purchase of a principal residence, which can be repaid over a 15 year term. Each participant is permitted only one outstanding loan at a time. Participant loans at December 31, 2025, had interest rates ranging from 4.25 percent to 9.50 percent.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contributions, if applicable, an allocation of Plan earnings (losses), and certain administrative expenses. Plan earnings (losses) and expenses are allocated to individuals’ accounts based on each participant’s account balance in their respective investment options selected. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Company Stock

Effective November 1, 2005, contributions cannot be invested in the Ball Corporation Common Stock Fund if a participant has 35 percent or more of their account value invested in the Ball Corporation Common Stock Fund. In the event a participant’s investment in the Ball Corporation Common Stock Fund exceeds 35 percent, future contributions, loan payments, and transfers to the Plan will be directed to the default investment fund until such time that the participant’s investment level in the Ball Corporation Common Stock Fund drops below 35 percent of their account value. The default investment fund is the date-specific Target Retirement fund that most closely matches the participant’s expected retirement year (based on an assumed retirement age of 65). Company matching contributions are invested according to participant elections, except that the NECC cannot initially be invested to Ball Corporation Common Stock Fund.

Voting Rights

Each participant receives voting rights on his/her shares of Ball Corporation common stock.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2025 and 2024

Company Stock Dividends

Participants have the option to either reinvest dividends paid on his/her share of Ball Corporation common stock or receive the dividends in cash.

Note 2–Summary of Significant Accounting Policies

Basis of Accounting

The Plan financial statements are prepared on the accrual basis of accounting.

Investment Valuation

The Plan’s investments are stated at fair value which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Contributions

Participant contributions, employer contributions, and related matching contributions are recorded in the period payroll deductions are made.

Income Recognition

The net appreciation (depreciation) in the fair value of investments (net realized and unrealized gains and losses) is reflected in the accompanying Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment transactions are recorded on the date of purchase or sale (trade date). Capital gains/losses are included in the net appreciation (depreciation) in fair value of investments.

Distributions

Distributions to participants are recorded when paid.

Expenses of the Plan

Certain costs and expenses incurred in establishing, amending and administering the Plan, including the fees and expenses of the Trustee, are paid by the Company and are excluded from the financial statements. The Plan pays for certain loan and distribution transaction fees and the annual recordkeeping fees that are charged to the related participants’ accounts.

Plan recordkeeping fees are paid as a part of the expense ratios—the cost of managing the fund, expressed as a percentage of the fund’s assets, as of the most recent fund prospectus—charged by the Plan investments. The range of expense ratios for the year ended December 31, 2025, remained unchanged from the prior year, which ranged from 0.01 percent to 0.57 percent. Fees paid by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of investments. The annual Voya plan recordkeeping fee of $26 per participant is paid by Plan participants via an automatic quarterly deduction.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2025 and 2024

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Plan’s management to use estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates, and such differences could be material.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan Document.

Note 3–Fair Value Measurements

Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, establishes the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1–Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
●	Level 2–Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
●	Level 3–Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of the relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2025 and 2024.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. The mutual funds are exchange-traded open-ended funds.

Ball Corporation Common Stock: Valued at the closing price reported on the active market on which the individual security is traded.

Collective Investment Trusts: The investments include target date funds, a stable value fund, a large growth fund, a large value equity fund, a large equity index fund, a small/mid equity index fund, a broad market fixed income fund, a bond market index fund, a non-U.S. equity index fund and a non-lending series fund. The fair values of the Plan’s interest in the funds are based on the net asset value (“NAV”) reported by the fund managers as of the financial statement dates and recent transaction prices. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2025 and 2024

This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

During the years ended December 31, 2025 and 2024, there were no liabilities accounted for at fair value on a recurring basis and no Level 3 assets or liabilities.

The Plan does not include any Level 2 or 3 investments. The following tables set forth the fair value measurements as of December 31, 2025 and 2024, respectively:

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total

Mutual funds	$130,769,055	$—	$—	$130,769,055
Common stock	176,347,777	—	—	176,347,777
Total assets in the fair value hierarchy	$307,116,832	$—	$—	$307,116,832

Collective investment trusts (measured at net asset value) (a)				1,927,309,889
Investments at fair value				$2,234,426,721

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Mutual funds	$139,788,717	$—	$—	$139,788,717
Common stock	229,140,513	—	—	229,140,513
Total assets in the fair value hierarchy	$368,929,230	$—	$—	$368,929,230

Collective investment trusts (measured at net asset value) (a)				1,925,364,727
Investments at fair value				$2,294,293,957

(a) In accordance with Subtopic ASC 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2025 and 2024

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate NAV per share (or its equivalent):

	Fair Value as of December 31,
	2025	2024	Unfunded Commitments	Redemption Frequency	Redemption Notice Period (plan level)

Target Date Funds	$874,813,693	$848,708,744	None	Daily	None
Stable Value Fund	$131,928,706	$146,522,266	None	Daily	12 months
Large Growth Fund	$113,219,911	$126,590,054	None	30 days	None
Large Value Equity Fund	$59,643,624	$63,598,478	None	Daily	None
Large Equity Index Fund	$409,331,390	$415,809,372	None	Daily	None
SMID Equity Index Fund	$104,830,293	$113,299,555	None	Daily	None
Broad Market Fixed Income Fund	$19,215,998	$13,600,781	None	Daily	None
Bond Market Index Fund	$123,197,906	$125,151,251	None	Daily	None
Non-U.S. Equity Index Fund	$80,060,493	$61,916,425	None	Daily	None
Non-Lending Series Fund	$11,067,875	$10,167,801	None	Daily	None

Note 4–Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination of the Plan, all participants would become 100 percent vested, to the extent not already vested, in their accounts and the assets of the Plan, after payment of any expenses, would be distributed to the participants in proportion to their respective account balances.

Note 5–Federal Income Tax Status

The Internal Revenue Service (“IRS”) informed the Company by a letter dated July 6, 2016, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC. The Plan has since been amended; however, the Company believes the Plan is designed and being operated in compliance with the applicable provisions of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2025 and 2024, there are no uncertain tax positions taken that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

Note 6–Related Party and Party-In-Interest Transactions

Notes receivable are secured by the vested balance of participant accounts, and, as such, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of investments. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2025 and 2024

The Plan invests in Ball Corporation common stock, common stock of the Plan sponsor, which qualifies as a related party transaction. As of December 31, 2025 and 2024, the Plan held 3,329,201 and 4,156,367 shares of Ball Corporation common stock at a value of $176,347,777 and $229,140,513, respectively, along with cash in the Vanguard Cash Reserves Federal Money Market Fund Admiral of $640,199 and $1,128,214, respectively, which are held in the Ball Corporation Common Stock Fund. During the year ended December 31, 2025, purchases and sales of the Ball common stock were $628,417 and $43,453,226, respectively. During the year ended December 31, 2024, purchases and sales of the Ball common stock were $0 and $80,135,963, respectively. The (loss) on investment was ($12,869,955) and ($5,827,366), and the dividends earned were $2,902,029 and $3,715,698 for 2025 and 2024, respectively for the Ball Corporation common stock. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Note 7–Concentrations, Risks and Uncertainties

The following investments individually represent 10 percent or more of the Plan’s net assets available for benefits:

December 31, 2025

BlackRock Equity Index Fund GG	$409,331,390

December 31, 2024

Ball Corporation Common Stock (b)	$229,140,513
BlackRock Equity Index Fund GG	$415,809,372

(b) party-in interest

The Plan provides for various investments in common stock, mutual funds, and collective investment trusts, which, in general, are exposed to various risks, such as significant world events, interest rates, credit risk and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term.

Note 8–Subsequent Events

Management has evaluated subsequent events through the date these financial statements were issued, and determined that there were no events or transactions, except as described below, which require recognition or disclosure in these financial statements.

Effective January 1, 2026, the SECURE Act 2.0 updates certain rules related to mandatory Roth treatment of catch-up contributions for high earners and paper statement requirements. The Plan will evaluate the impact of each of the provisions prior to the effective dates.

Effective January 1, 2026, certain employees of Florida Can became eligible for the Plan. In addition, effective January 14, 2026, the Florida Employees Retirement Savings Plan was merged into the Plan. Impacts to the Plan were assessed and determined to be immaterial.

Ball Corporation

401(k) and Employee Stock Ownership Plan

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)

at December 31, 2025

EIN 35-0160610 Plan #030

(a)	(b)/(c) Identity of issue/Description	(d) Cost **	(e) Current Value

	Mutual Funds:
	DFA US Targeted Value Portfolio		$15,665,170
	Dodge & Cox International Stock Fund		10,175,659
	Vanguard Explorer Fund Admiral Shares		46,593,336
	Vanguard International Growth Fund Admiral Shares		57,303,837
	Vanguard Cash Reserves Federal Money Market Fund Admiral		1,031,053
	Total Mutual Funds		130,769,055

	Collective Investment Trusts:
	Aristotle Value Equity CIT; B		59,643,624
	BlackRock Equity Index Fund GG		409,331,390
	BlackRock Russell 2500 Index Fund J		104,830,293
	BlackRock Total Return Bond Fund; Class T		19,215,998
	State Street Real Asset Fund		11,067,875
	State Street Target Retirement 2025 Fund; Class IV		102,203,258
	State Street Target Retirement 2030 Fund; Class IV		113,462,976
	State Street Target Retirement 2035 Fund; Class IV		121,791,946
	State Street Target Retirement 2040 Fund; Class IV		97,967,892
	State Street Target Retirement 2045 Fund; Class IV		103,692,781
	State Street Target Retirement 2050 Fund; Class IV		89,182,543
	State Street Target Retirement 2055 Fund; Class IV		75,687,519
	State Street Target Retirement 2060 Fund; Class IV		42,712,959
	State Street Target Retirement 2065 Fund; Class IV		13,764,534
	State Street Target Retirement 2070 Fund; Class IV		193,538
	State Street Target Retirement Income Fund; Class IV		114,153,747
	T. Rowe Price Growth Stock Trust Class B		113,219,911
	BlackRock U.S. Debt Index Fund F		123,197,906
	Vanguard Retirement Savings Trust II		131,928,706
	BlackRock MSCI ACWI ex-US IMI		80,060,493
	Total Collective Investment Trusts		1,927,309,889

(1)	Ball Corporation Common Stock		176,347,777

(1)	Notes Receivable from Participants (Interest rates ranging from 4.25% to 9.50%)		17,882,669

	Total assets held (at end of year)		$2,252,309,390

(1) Identified party-in interest

** Cost omitted per participant-directed accounts

See accompanying Report of Independent Registered Public Accounting Firm and Notes to Financial Statements

Ball Corporation

401(k) and Employee Stock Ownership Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ball Corporation 401(k) and Employee Stock Ownership Plan
June 15, 2026	By:	/s/ Thresa Lambert
	Name:	Thresa Lambert
	Title:	Retirement and Savings Analyst

Ball Corporation

401(k) and Employee Stock Ownership Plan

EXHIBIT INDEX

Exhibit Number	Description	Page Number
23.1*	Consent of BDO USA, P.C., Independent Registered Public Accounting Firm	E-1

*Filed herewith